Exhibit 99.2

URANIUM ROYALTY CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2022

(Expressed in Canadian Dollars unless otherwise stated)

December 14, 2022

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

General

This management's discussion and analysis ("MD&A") should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended October 31, 2022, its Annual Information Form for the year ended April 30, 2022 (the "AIF") and its audited consolidated financial statements and notes thereto for the year ended April 30, 2022, copies of which are available under the Company's profile on SEDAR at www.sedar.com.

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. Unless otherwise stated, all information contained in this MD&A is as of December 14, 2022.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. References in this MD&A to the "Company" and "URC" mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

References herein to "U3O8" are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", “predict”, "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

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future events or performance;
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the potential benefits of royalty and physical uranium acquisitions;
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expectations regarding uranium prices and the impacts of United States and other governmental policies on uranium demand;
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expectations regarding supply and demand for uranium;
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plans and expectations of the operators of the projects in which the Company holds interests;
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expectations regarding the Company's business plans, strategies, growth and results of operations;
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conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;

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the financial and operational strength of counterparties;
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the impacts of the novel coronavirus ("COVID-19") on the business of the Company and the operators of the projects underlying its interests and the operation thereof;
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the expected use of proceeds of the Company's at-the-market equity program;
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anticipated future sources of funds to meet working capital requirements;
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future capital expenditures and contractual commitments; and
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expectations with respect to the Company's financial results and financial position.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following:

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the anticipated impact of completed acquisitions on the Company's business;
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market prices of uranium;
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global economic and financial conditions;
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demand for uranium;
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uranium supply;
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industry conditions;
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the impacts of the COVID-19 on the business of the Company and the operators of the projects underlying its projects;

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future operations and developments on the properties in which the Company holds or may hold interests;
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the ongoing operation of the properties in which the Company holds or may hold uranium interests; and
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the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this MD&A:

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any inability to realize on the benefits of recent acquisitions;
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dependence on third party operators;
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risks faced by owners and operators of the properties underlying the Company's interest;
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risks related to political unrest in Kazakhstan, which could negatively impact the Company's investment in Yellow Cake plc ("Yellow Cake") and its option to purchase uranium from Yellow Cake.
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the Company has limited or no access to data or the operations underlying its interests;
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risks related to epidemics, pandemics and other health crises including COVID-19;
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fluctuations in the market prices of the Company's investments;
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commodities price risks;
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risks associated with future acquisitions;
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effects of competition and pricing pressures;
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changes in general economic, financial, market and business conditions in the industries in which uranium is used;
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the impact of COVID-19 on the Company and global markets;
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risks related to mineral reserve and mineral resource estimates, including rate and timing of production differences from resource and reserve estimates;
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the impact of project costs on profit based royalties, such as net profit interest ("NPI");
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risks related to the public acceptance of nuclear energy in relation to other energy sources;
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alternatives to and changing demand for uranium;
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the absence of any public market for uranium;
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changes in the technologies pertaining to the use of uranium;
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any future expansion of the Company's business activities;
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any failure to maintain effective internal controls;
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fluctuations in the value of the Canadian dollar;
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royalties, streams and similar interests may not be honoured by operators of a project;
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any inability of the Company to obtain necessary
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financing when required on acceptable terms or at all;
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risks related to the competitive nature of the royalty and streaming business;

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changes in legislation, including permitting and licensing regimes and taxation policies;
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the Company is dependent on future payments from owners and operators of its royalty and other interests;
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volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan;
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regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
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influence of macroeconomic developments;
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reduced access to debt and equity capital;
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risks related to interest rate fluctuations and foreign exchange rate fluctuations;
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any inability of the Company to execute its growth strategy;
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any inability to attract and retain key employees;
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litigation;
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title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
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excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
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risks associated with First Nations land claims;
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potential conflicts of interests;
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any inability to ensure compliance with anti-bribery and anti-corruption laws;
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risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
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the other risks described under "Risk Factors" in the Company's AIF and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Forward-looking information is based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking information.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out herein under "Risk Factors" noted above.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company's royalty and other interests is based on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company's interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company's common shares without par value (the "Common Shares") are listed on the TSX Venture Exchange (the "TSX-V") under the symbol "URC" and on the Nasdaq Capital Market (the "NASDAQ") under the symbol "UROY". The Company has a class of warrants, each of which is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the "Listed Warrants"), in accordance with their terms, listed on the TSX-V under the symbol "URC.WT".

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interest on uranium projects, physical uranium holdings and a strategic investment in Yellow Cake. The Company's long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects. From time to time, the Company also seeks further exposure to uranium through investments in funds such as the Sprott Physical Uranium Trust and other equities.

The Company's strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

The Company's primary focus is to identify, evaluate and acquire the following:

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

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royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
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uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;
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off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and
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direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint ventures or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The Company also acquires physical uranium inventories from time to time, where it believes there is an opportunity to provide attractive commodity price exposure to shareholders. Such purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases. See "Recent Developments".

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities' uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech LLC.

During the three and six months ended October 31, 2022, uranium prices averaged US$49.93 per pound and US$48.76 per pound U3O8, representing an approximate 21% and 33% increase compared to an average of US$41.38 per pound and US$36.66 in the corresponding period in 2021, respectively. As at October 31, 2022, the uranium price was US$52.30 per pound U3O8, representing an approximate 1% decrease from April 30, 2022 when the price was US$53.00 per pound U3O8 (Source: UxC LLC Historical Ux Month-End Prices). May to October in 2022 was marked by continued volatility as the price fluctuated between US$45.50 and US$54.50 throughout the six-month period (Source: UxC LLC Historical Ux Daily Price). Uncertainties regarding potential Russian uranium sanctions or embargos dominated buyers attention during the quarter and many have prioritized the sourcing of Western conversion and enrichment services which are seeing a dramatic supply squeeze due to geopolitical events. These buyers have also turned their focus to long term uranium contracting over a shorter term spot or medium term strategies. The presence, or absence, of financial buyers, like Sprott Physical Uranium Trust, have also become a big driver of spot market volumes. As such, weaker global equity markets can sideline these buyers as their shares are trading at a discount to their net asset values.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Global Market Developments

Over the past few years, the global uranium market fundamentals have been gradually improving as the market transitions from an inventory-driven to more of a production-driven market. The spot market has been rebounding, since reaching a low in November 2016 at approximately US$17.75 per pound U3O8 and recently registered US$47.75 per pound U3O8 on December 13, 2022 (Source: UxC LLC Ux U3O8 Daily Price). Production dropped to a multi-year low in 2020 at about 122 million pounds but began to recover in 2021 and is on track to reach about 132 million pounds in 2022, although still well below reactor requirements. Global supply and demand projections show a structural deficit between production and utility requirements averaging about 36 million pounds a year over the next 10 years and increasing thereafter (Source: UxC 2022 Q3 Uranium Market Outlook). The current gap is being filled with secondary market sources, including finite inventory that is projected to decline in coming years. As secondary supplies diminish, new production will be needed to meet utility demand and will require higher prices to stimulate new mining activity with market prices still below incentive prices for many producers. Uranium supply has become more complicated due to Russia's invasion of Ukraine as Russia is a significant supplier of nuclear fuel around the globe. Economic sanctions, transportation restrictions, pending legislation and buyer avoidance of Russian fuel is causing a fundamental change to the nuclear fuel markets. Secondary supply is also likely to be further reduced with western enrichers reversing operations from underfeeding to overfeeding that requires more uranium to increase the production of enrichment services. While these situations are still unfolding, new trends appear to be pointing towards at least the U.S. utilities beginning to shift more focus to security of supply with production in areas of low geopolitical risk.

On the demand side of the equation, the global nuclear energy industry continues robust growth, with 65 new reactors connected to the grid since 2013 and another 60 reactors under construction as of November 2022 (Source: International Atomic Energy Association Power Reactor Information System and World Nuclear Association, November 2022). In October 2022, World Nuclear News reported that "The International Energy Agency (IEA) projects more than a doubling of nuclear generation by 2050 with at least 30 countries increasing their use of nuclear power, in the Net Zero Emissions by 2050 scenario of its latest World Energy Outlook (WEO)". Additional upside market pressure is also emerging as utilities return to a longer-term contracting cycle to replace expiring contracts, something the market has not experienced for several years. Increasing demand has also occurred with financial entities and various producers, including our Company, purchasing significant quantities of drummed uranium inventory, further removing excess near term supplies.

Recent Developments

At-the-Market Equity Program

On September 1, 2021, the Company renewed its at-the-market equity distribution program (the "ATM Program"). The ATM Program allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of its Common Shares (the "ATM Shares"). Sales of ATM Shares through the ATM Program will be made pursuant to an equity distribution agreement dated September 1, 2022 with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc., and TD Securities (USA) LLC (collectively, the "Agents").

The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price on the TSX-V or the NASDAQ, as applicable, at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the ATM Program will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) July 14, 2023.

During the six months ended October 31, 2022, a total of 2,066,319 Common Shares were distributed by the Company under the ATM Program existing at such time through the facilities of the TSX-V and NASDAQ for gross proceeds of $7.6 million, of which approximately $1.7 million (representing net proceeds of $1.6 million) at an average selling price of $3.70 per Common Share was raised in Canadian dollars through the TSX-V, and $5.9 million (US$4.6 million) (representing net proceeds of $5.8 million (US$4.5 million)) at an average selling price of US$2.85 per Common Share was raised in United States dollars through the NASDAQ. The Agents were paid aggregate commissions on such sales of approximately $0.04 million and US$0.1 million (representing 2.50% of the gross proceeds of the ATM Shares sold).

Subsequent to October 31, 2022, the Company distributed a further 1,897,802 ATM Shares under the ATM Program through the facilities of the TSX-V and NASDAQ for gross proceeds of approximately $6.8 million, of which approximately $1.4 million (representing net proceeds of $1.4 million) at an average selling price of $3.57 per Common Share was raised in Canadian dollars through the TSX-V, and $5.3 million (US$4.0 million) (representing net proceeds of $5.2 million (US$3.9 million)) at an average selling price of US$2.66 per Common Share was raised in United States dollars through the NASDAQ. The Agents were paid aggregate

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

commissions on such sales of approximately $0.1 million and US$0.1 million (representing 2.50% of the gross proceeds of the ATM Shares sold).

Physical Uranium

During the six months ended October 31, 2022, the Company purchased 100,000 pounds of physical uranium at US$58.47 per pound U3O8 for $7.5 million. As at October 31, 2022, the Company holds 1,548,068 pounds of uranium with a carrying value of $82.5 million.

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound U3O8 for a total of approximately $32.5 million. CGN will deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025. Payment for these purchases will be made by the Company in October 2023, June 2024 and April 2025.

In November 2022, the Company notified Orano Canada Inc. ("Orano") of its election to receive royalty proceeds from the recently re-started McArthur River mine through delivery of physical uranium. URC's royalty interest represents a 1% gross overriding royalty on a 9.063% share of uranium production from the McArthur River Project derived from Orano's 30.195% production interest in the project. Cameco Corporation ("Cameco"), the operator of the McArthur River Project, has disclosed that it plans to produce 15 million pounds of U3O8 (100% basis) per year from the operations starting in 2024.

Purchase of Anfield Energy Royalty Portfolio

On November 17, 2022, the Company announced that it had entered into an agreement to acquire the U.S. uranium royalty portfolio from Anfield Energy Inc. ("Anfield"). The portfolio includes the following royalties:

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a 2% gross value royalty on portions of the San Rafael conventional mining project, located in Utah, USA and operated by Western Uranium & Vanadium Corp.;
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a 2 – 4% sliding scale gross value royalty on portions of the Whirlwind conventional mining project, located in Colorado and Utah, USA and operated by Energy Fuels Inc. ("Energy Fuels");
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a 1% gross value royalty (applicable to uranium and vanadium sales) on portions of the Energy Queen conventional mining project, located in Utah, USA and operated by Energy Fuels; and
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a 2 – 4% sliding scale royalty on portions of the Dewey Burdock ISR mining project located in South Dakota, USA and operated by enCore Energy Corp. ("enCore").

The consideration payable to Anfield at closing is US$1.5 million in cash. The closing of the transaction is subject to customary conditions, including the approval of the TSX-V.

Acquisition of Dawn Lake Royalty

In November 2022, the Company acquired a sliding scale 10% to 20% net profits interest ("NPI") on a 7.5% share of overall uranium production from the Dawn Lake project lands. This royalty was previously subject to an option held by URC. The royalty was acquired through the Company's acquisition of Reserve Minerals, LLC, the holder of the royalty, in consideration for US$100,000. The sliding scale royalty percentage for the Dawn Lake Royalty is based upon historical production and recoverable reserves of the combined Waterbury/Cigar Lake and Dawn Lake project lands, with the royalty rate having already achieved the maximum of 20% as the Cigar Lake mine has achieved such production and reserve threshold. The sliding royalty percentage will decrease to 10% after the combined production on both Waterbury/Cigar Lake and Dawn Lake projects reach a production hurdle of 200 million pounds of U3O8 (Cameco has reported a total of 117.6 million pounds production as at September 30, 2022). As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant total of expenditures on the project, the Dawn Lake Royalty will only generate revenue to the Company after these cumulative expenses are recovered.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the properties in which the Company holds royalties during six months ended October 31, 2022.

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Cigar Lake – In its management's discussion and analysis for the quarter ended September 30, 2022, Cameco disclosed 3.7 million pounds U3O8 (on a 100% basis) of production from Cigar Lake in the third quarter of 2022, bringing total packaged production to date to 117.6 million pounds. In addition, Cameco stated that it now expects to produce 18.0 million packaged pounds (100% basis) at Cigar Lake in 2022. Starting in 2024, Cameco will target production from Cigar Lake at 25% below the licensed capacity, or 13.5 million pounds (100%) per year. Cameco will stay on this production plan until it sees further improvement in the uranium market and contracting progress. Cameco further stated that it has been successful in catching up on development work that had been deferred from 2021. Cameco indicated that the potential for supply chain impacts on construction materials, equipment and labour remains uncertain and could reintroduce production risk in 2022 and future years.

Cameco also provided an update on the collective agreement between Orano and unionized employees at the McClean Lake mill that expired on May 31, 2022. Cameco stated Orano reached a new three-year collective agreement with unionized employees at the McClean Lake mill.

As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are recovered. The reduction in expected production at the mine under Cameco's updated production plan is expected to delay future cash flows under the Company's royalty interest over the short-term.

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McArthur River – On November 9, 2022, Cameco announced in a news release that the first pounds of uranium ore from the McArthur River mine had been milled and packaged at the Key Lake mill, marking the achievement of initial production as these facilities transition back into normal operations.

Cameco further stated that the McArthur River/Key Lake operations are expected to produce up to 2 million pounds (100% basis) of uranium concentrate (U3O8) in 2022. Cameco also stated that starting in 2024, Cameco plans to produce 15 million pounds of U3O8 (100% basis) per year from these operations, 40% below their annual licensed capacity, as part of an ongoing strategy to align production decisions with customers' procurement needs.

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Langer Heinrich – In an announcement dated July 19, 2022, Paladin Energy Ltd. ("Paladin") announced that its board of directors had made the decision to return the Langer Heinrich Mine to production, with first volumes targeted for the first quarter of calendar year 2024. Paladin further stated that total project capital expenditure had increased to US$118 million on a 100% project basis, (previous guidance of US$87 million), primarily driven by recent inflationary pressures across the project supply chain, brought forward power and water infrastructure works and increased owners team costs. In Paladin's quarterly activities report for the period ended September 30, 2022, Paladin indicated that activity in the quarter included removal of redundant equipment in preparation for process upgrades and improved plant maintainability. Paladin further stated that water and power availability was confirmed with Namibian authorities for the initial supply and upgrade pathways required for the life of the mine. In addition, Paladin indicated they had secured four additional tender awards for the supply of uranium to industry-leading counterparties in the USA and Europe. The awards are subject to the execution of final contracts and approval by the Namibian Government.

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Lance – On May 4, 2022, Peninsula Energy Ltd. ("Peninsula") announced that it had received approval for the license amendment application to the Wyoming Department of Environmental Quality to authorize use of several different oxides in conjunction with the low pH lixiviants used in the uranium extraction process.

On August 15, 2022, Peninsula announced the details of a definitive feasibility study ("DFS") for the Ross and Kendrick Projects at Lance. The DFS was prepared under the applicable Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2012 Edition ("JORC"), which differs from NI 43-101. The DFS excluded the Barber Resource Area. The key results from the DFS included a life-of-mine ("LoM") production of 14.4 million pounds U3O8 over 14 years of mine life, steady state production of 2.0 million pounds U3O8 per year from year 4 of the study, and all-in sustaining costs of US$39.08 per pound. The Ross and Kendrick Areas are estimated to generate net cash flow over

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

the 14-year LoM, before income tax, of US$238.8 million. The DFS outlines production in two stages, the first at Ross at a steady state production rate of 0.82 million pounds U3O8 per year, with Phase 2 expansion production combining both Ross and Kendrick resulting in an approximate production rate of 2.0 million pounds U3O8 per year. Existing permits and licenses allow for processing of up to 3.0 million pounds U3O8 per year. The DFS estimates that 90% of resources placed under wellfield pattern will be recovered during low pH operations. In the DFS, Peninsula estimated that 89% of measured resources and 79% of indicated resources will be placed under wellfield patterns. Only 61% of inferred resources are estimated to be placed under pattern. Thus, the estimate of produced resources assumes a net mineral resource recovery factor of 69.8% for Ross and 64.3% for Kendrick, with an overall recovery factor of 65.8%.

Included in the DFS, as disclosed by Peninsula, is an updated JORC-compliant resource summary prepared for Peninsula. The DFS included just the Ross and Kendrick Projects, stating measured resources of 3.0 million pounds U3O8 at an average grade of 525 ppm U3O8, Indicated resources of 9.72 million pounds U3O8 at an average grade of 547 ppm U3O8, and inferred resources of 9.09 million pounds U3O8 at an average grade of 501 ppm U3O8. The resources at the Barber Resource area, while not included in the DFS, are stated at measured resources of 0.71 million pounds U3O8 at an average grade of 479 ppm U3O8, indicated resources of 2.41 million pounds U3O8 at an average grade of 427 ppm, and inferred resources of 28.73 million pounds U3O8 at an average grade of 485 ppm U3O8.

Further information regarding the DFS and above estimate is available in Peninsula's ASX Announcement on August 15, 2022 titled "DFS for the Ross and Kendrick Projects at Lance Confirms a Globally Competitive Uranium ISR Operation".

In a news release dated November 24, 2022, Peninsula announced the decision to restart the Lance uranium project operations upon completion of a A$35M equity raise. Peninsula stated Lance production activities are expected to commence in the first quarter of calendar year 2023 with deliveries to existing customers starting in the fourth quarter of calendar year 2023.

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Roughrider Project – In a news release dated October 17, 2022, Uranium Energy Corp. ("UEC") announced it had completed acquisition of the Roughrider uranium project from a subsidiary of Rio Tino plc. URC currently holds a 1.9701% net smelter return royalty on the Roughrider project.

•
Roca Honda – On March 11, 2022, Energy Fuels Inc. ("Energy Fuels") published an updated technical report with an effective date of February 22, 2022. The report states updated prior resource estimates for section 9, 10 16 and 17 of the project, totaling 17.6 million pounds U3O8 (1.85 Mt at an average grade of 0.48% U3O8) in the measured and indicated categories, as well as an additional 13.8 million pounds U3O8 (1.51 Mt at an average grade of 0.46% U3O8) in the inferred category as at December 31, 2021. Energy Fuels stated a total of 3.06 million pounds of indicated resources and an additional 2.64 million pounds U3O8 of inferred resources specifically on Section 17 as at December 31, 2021. Mineral resources were estimated at a U3O8 cut-off grade of 0.19% U3O8. A minimum mining thickness of six feet was used, along with $241 per ton operating costs, $65 per pound U3O8 price, and 95% recovery. bulk density is 0.067 ton/ft3 (15.0 ft3/ton or 2.14 t/m3).

The report also disclosed the results of a preliminary economic assessment ("PEA") for the project. In terms of key criteria, the report stated the following: total mill feed processed of 4.02 Mt at a rate of 1,150 short tons per day, an average U3O8 head grade of 0.36%, average mill recovery of 95%, resulting in a total of 27.5 million pounds U3O8 recovered. Average annual U3O8 sales is estimated at 3.5 million pounds per year for a mine life of 11 years. The assumed metal price utilized by the PEA was US$65 per pound U3O8. LoM capital costs totaled US$482.3 million, with LoM operating costs estimated at US$945.9 million (excluding offsite costs, royalties, and severance taxes). The proposed production schedule has the mineralization from Section 17 mined in the first three years of the mine life, with a total of 4.23 million pounds U3O8 produced from Section 17 specifically. The foregoing PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that the preliminary economic assessment will be realized.

For further information regarding the above PEA and resource estimates, please refer to the technical report titled "Technical Report on the Roca Honda Project, McKinley County, New Mexico USA" with an effective date of December 31, 2021, prepared for Energy Fuels and available under its profile at www.sedar.com.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

•
Anderson – On July 13, 2022, UEC announced filing of a technical report summary disclosing updated mineral resources for the Anderson Project. The report disclosed total indicated resources of 32.1 million pounds eU3O8 in 16.2 Mt grading 0.099% eU3O8. UEC disclosed that the estimate was prepared based upon Subpart 1300 of Regulation S-K under U.S. securities laws, which differs from NI 43-101. The resources were calculated at a 0.02% eU3O8 grade cutoff and a 0.1 ft% GT cutoff. Mineral resources were estimated separately for each mineralized zone. The total contained mineralized material was first estimated, then reasonable prospects for economic extraction were applied. Mineral resources are not mineral reserves and do not have demonstrated economic viability. However, considerations of reasonable prospects for eventual economic extraction were applied to the mineral resource calculations. UEC further disclosed that the previous PEA report completed by UEC in 2014 is now considered historical and UEC is not treating the report as current.

In its annual report on Form 10-K for the year ended July 31, 2022, UEC disclosed that it had not conducted any drilling to date on the Anderson Project.

•
Michelin – In its quarterly activity report for the quarter ended June 30, 2022, Paladin stated that it had increased its ownership in the Michelin Project to 70% (previously 65%). In Paladin's quarterly activity report for the quarter ended September 30, 2022, Paladin indicated it had conducted a summer exploration program, including on-ground review of historic data and mapping of the structural architecture of prospective areas on the project. Paladin further indicated it is awaiting completion of airborne gravity-gradiometry surveying on the project.

•
Slick Rock – In a news release dated June 8, 2022, Anfield announced that it had completed the settlement of indebtedness with UEC. It further disclosed that as part of the settlement, an asset swap was completed where Anfield acquired UEC's interest in the Slick Rock uranium-vanadium property located in San Miguel County, Colorado.

•
Russell Lake/Russell Lake South – In a news release dated May 19, 2022, Skyharbour Resources Ltd. ("Skyharbour") announced it had entered into an option agreement with Rio Tinto Exploration Canada Inc., a wholly owned subsidiary of Rio Tinto Limited ("Rio Tinto"), to acquire up to 100% of the Russell Lake uranium project. Skyharbour, as operator, can earn an initial 51% interest in the property over a period of 3 years. Skyharbour has a second option to earn an additional 19% interest for a total of 70%, and a further possible option to obtain the remaining 30% interest in the Russell Lake uranium project for an undivided 100% ownership interest. The Company currently owns a 1.9701% net-smelter return royalty on 23 of the 26 claims that currently comprise the exploration project.

COVID-19 Pandemic

The Company continues to closely monitor the ongoing COVID-19 pandemic.

Given the nature of the Company's operations, the pandemic has had relatively little direct impact on the Company's day-to-day operations. However, restrictions and measures instituted by various governments around the world have significantly reduced the ability of the Company's personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

Since May 1, 2022, most of the operators of the projects underlying the Company's interests have not disclosed any material impact from the COVID-19 pandemic on the projects underlying such interests. However, many of such operators have disclosed cost-cutting measures and operational changes to protect employees, with many operators enacting remote working protocols.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Royalties
McArthur River(1)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Cigar Lake / Waterbury Lake(1)(2)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profits Interest
Dawn Lake(1)(2)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profits Interest
Roughrider(3)	UEC	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(1)	UEC	WY, USA	Powder River Basin	0.5% Net Profits Interest
Church Rock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Dewey-Burdock(1)	enCore	SD, USA	Black Hills Uplift	30% Net Proceeds
Lance	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty(1) 1.0% Gross Revenues Royalty
Roca Honda(1)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% Net Smelter Returns
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns
Russell Lake and Russell Lake South(3)	Rio Tinto / Skyharbour	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns

Notes:

(1)
The royalty does not apply to the entirety of the project.
(2)
The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects.
(3)
The royalties on the Roughrider project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument.

Strategic Investment in Yellow Cake plc

Since 2018, URC has been a shareholder of Yellow Cake, a company listed on the Alternative Investment Market of the London Stock

Exchange that purchases and holds physical uranium. The Company holds approximately 7.0 million ordinary shares of Yellow Cake, representing approximately 3.8% of the outstanding shares of Yellow Cake as of the date hereof. The long-term strategic relationship between the Company and Yellow Cake includes, among other things:

•
Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company ("Kazatomprom") to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake's agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds of U3O8 from Yellow Cake at US$28.73 per pound U3O8. No purchases occurred under this arrangement during the six months ended October 31, 2022.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

•
Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.
•
Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. On October 31, 2022, Yellow Cake disclosed that its total holdings of U3O8 was 18.81 million pounds. (Source: Yellow Cake plc).

As a result of purchases from Yellow Cake and other third-party purchases under its uranium purchase strategy, the Company currently holds 1.55 million pounds of U3O8, which it acquired at an average cost of US$42.31, with an additional 0.50 million pounds under contract to be delivered between 2023 and 2025 at a weighted average price of US$47.71.

In February of 2022, Russia commenced a military invasion of Ukraine. In response, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers, which could negatively impact the Company's investment in Yellow Cake. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other effects on our business.

Overall Performance

For the three and six months ended October 31, 2022, the Company incurred a net loss of $2.3 million and $4.7 million, compared to $0.6 million and $1.7 million, respectively, for the same periods of the previous fiscal year, respectively. As at October 31, 2022, the Company had working capital (current assets less current liabilities) of $125.1 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, as well as general uranium market conditions, as discussed elsewhere in this MD&A.

Discussion of Operations

Three months ended October 31, 2022, compared to three months ended October 31, 2021

The Company had a net loss of $2.3 million in the three months ended October 31, 2022, compared to $0.6 million in the same period of the prior year. The increase in net loss for the three months ended October 31, 2022 was primarily attributable to an increase in interest expenses of $0.3 million, uranium storage fee of $0.1 million, professional fees of $0.1 million, foreign exchange loss of $0.8 million, and a decrease in deferred tax recovery of $0.2 million, offset by a decrease in shared-based compensation of $0.1 million.

During the three months ended October 31, 2022, the Company incurred interest expense of $0.4 million on the US$15.0 million margin loan facility (the "Facility") provided by the Bank of Montreal, compared to $0.2 million for the same period in the previous fiscal year, primarily as a result of increased drawdown of $3.9 million (US$3.0 million) in May 2022, difference in exchange rate and an increase in 3-month USD LIBOR during the period. 3-month USD LIBOR for the interest period from August 1, 2022 to October 31, 2022 increased from 2.25% per annum to 3.64% per annum, while 3-month USD LIBOR for the corresponding interest period in the previous fiscal year decreased from 0.15% per annum to 0.13% per annum.

During the three months ended October 31, 2022, the Company incurred uranium storage fees of $0.2 million compared to $0.03 million during the corresponding period in the previous fiscal year. The increase is primarily due to the increased physical uranium in storage since fiscal year 2022 and the purchase of 100,000 pounds of physical uranium in May 2022.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Transfer agent and regulatory fees in the three months ended October 31, 2022 mainly represent fees paid to TSX-V and regulatory and filing fees associated with the ATM Program which commenced in September 2021.

In the three months ended October 31, 2022, the Company incurred professional fees of $0.4 million, consisting primarily of audit fees and legal fees associated with the ATM Program and for corporate matters, compared to $0.3 million in the same period in the previous fiscal year.

In the three months ended October 31, 2022, the Company recognized share-based compensation expense of $0.3 million, compared to $0.4 million during the same period in the previous fiscal year. This represents the vesting of share options issued by the Company to the management, directors, employees and consultants.

The Company recognized a foreign exchange loss of $0.8 million in the three months ended October 31, 2022, compared to a nominal gain in the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of the Facility denominated in U.S. dollars.

During the three months ended October 31, 2022, the Company recorded an unrealized gain on revaluation of short-term investments of $6.3 million primarily from the increase in the fair value of the ordinary shares of Yellow Cake of $6.6 million and a foreign exchange loss of $0.5 million on the translation of the ordinary shares of Yellow Cake denominated in UK pounds sterling. In addition, the Company recognized deferred income tax expense of $0.8 million in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market. In the three months ended October 31, 2021, the Company recorded an unrealized gain on revaluation of short-term investments of $7.6 million, offset by deferred income tax expense of $1.0 million.

Six months ended October 31, 2022, compared to six months ended October 31, 2021

During the three months ended October 31, 2022, the Company drew approximately $3.9 million (US$3.0 million) under the Facility. In addition, the Company made a partial principal repayment of $1.7 million (US$1.3 million), resulting in a margin loan balance as at October 31, 2022 of approximately $16.2 million (US$11.9 million). The Company issued a total of 2,066,319 Common Shares for gross proceeds of $7.6 million under the ATM Program in the six months ended October 31, 2022. The Company purchased 100,000 pounds of uranium at US$58.47 per pound U3O8 for $7.5 million in May 2022.

The Company had a net loss of $4.7 million in the six months ended October 31, 2022, compared to $1.7 million in the same period of the prior year. The increase in operating loss for the six months ended October 31, 2022 was primarily attributable to an increase in interest expenses of $0.5 million, uranium storage fee of $0.2 million, foreign exchange loss of $0.7 million, and a decrease in deferred tax recovery of $1.4 million, offset by a decrease in share-based compensation of $0.2 million.

During the six months ended October 31, 2022, the Company incurred interest expense of $0.8 million on the Facility, compared to $0.3 million for the same period in the previous fiscal year, primarily as a result of increased drawdown of $3.9 million (US$3.0 million), difference in exchange rate and an increase in 3-month USD LIBOR during the period. 3-month USD LIBOR for the interest period from May 1, 2022 to October 31, 2022 increased from 1.01% per annum to 3.64% per annum, while 3-month USD LIBOR for the corresponding interest period in the previous fiscal year decreased from 0.17% per annum to 0.13% per annum.

During the six months ended October 31, 2022, the Company incurred uranium storage fees of $0.3 million compared to $0.05 million during the corresponding period in the previous fiscal year. The increase is primarily due to the increased physical uranium in storage since fiscal year 2022 and the purchase of 100,000 pounds of physical uranium in May 2022.

Transfer agent and regulatory fees in the six months ended October 31, 2022 mainly represent fees paid to TSX-V and regulatory and filing fees associated with the ATM Program which commenced in September 2021.

In the six months ended October 31, 2022, the Company incurred professional fees of $0.6 million, consisting primarily of audit fees and legal fees associated with the ATM Program and for corporate matters, compared to $0.5 million in the same period in the previous fiscal year.

In the six months ended October 31, 2022, the Company recognized share-based compensation expense of $0.7 million, compared to $0.9 million during the same period in the previous fiscal year. This represents the vesting of share options issued by the Company to the management, directors, employees and consultants.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

The Company recognized a foreign exchange loss of $0.8 million in the six months ended October 31, 2022, compared to $0.1 million in the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of the Facility denominated in U.S. dollars.

During the six months ended October 31, 2022, the Company recorded an unrealized gain on revaluation of short-term investments of $1.2 million primarily from the increase in the fair value of the ordinary shares of Yellow Cake of $3.5 million, offset by a decrease in the fair value of other marketable securities of $0.8 million, and a foreign exchange loss of $1.5 million on the translation of the ordinary shares of Yellow Cake denominated in UK pounds sterling. In addition, the Company recognized deferred income tax expense of $0.2 million in the six months ended October 31, 2022, as compared to $1.6 million in the corresponding period in the previous fiscal year, in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Use of Proceeds

During the six months ended October 31, 2022, a total of 2,066,319 Common Shares were distributed by the Company under the ATM Program for gross proceeds of $7.6 million (representing net proceeds of $7.4 million). Net proceeds derived from the ATM Shares sold under the ATM Program were used for the purchase of physical uranium purchases and working capital purposes.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net loss	Net loss per share, basic and diluted	Dividends
	($ '000)	($ '000)	($)	($ '000)
January 31, 2021	—	5	0.00	—
April 30, 2021	—	349	0.00	—
July 31, 2021	—	1,063	0.01	—
October 31, 2021	—	590	0.01	—
January 31, 2022	—	1,999	0.02	—
April 30, 2022	—	605	0.01	—
July 31, 2022	—	2,449	0.03	—
October 31, 2022	—	2,266	0.02	—

Changes in net loss from quarter to quarter are affected primarily by the recognition of deferred income tax recovery (expense) as a result of the change in fair value of the Company's short-term investments, foreign exchange difference and interest expenses on the Facility, professional fees and regulatory fees incurred in connection with ATM Shares sold under the ATM Program, share-based compensation expense recognized for the grant of stock options, and corporate activities conducted during the respective periods.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Liquidity and Capital Resources

	As at	As at
	October 31, 2022	April 30, 2022
	($'000)	($'000)
Cash	4,529	4,385
Short-term investments	54,520	51,787
Inventories	82,542	75,030
Working capital (current assets minus current liabilities)	125,108	133,544
Total assets	186,992	178,173
Total current liabilities	16,870	486
Accounts payable and accrued liabilities	637	469
Total non-current liabilities	132	13,051
Shareholders’ equity	169,990	164,636

As at October 31, 2022, the Company had cash of $4.5 million compared to $4.4 million at April 30, 2022. The Company's short-term investments increased by $2.7 million to $54.5 million from $51.8 million as at April 30, 2022 as a result of an increase in investment in the Sprott Physical Uranium Trust by $1.8 million and an increase in fair value of the Company's investment in Yellow Cake. Short-term investments consisted of equities in Yellow Cake, Queen's Road Capital Investment Ltd. and the Sprott Physical Uranium Trust.

As at October 31, 2022, the Company holds 1,548,068 pounds of uranium in inventory with a carrying value of $82.5 million compared to 1,448,068 pounds at a carrying value of $75.0 million at April 30, 2022. Further, the Company had prepaid and other receivables of $0.3 million, compared to $2.1 million as at April 30, 2022. The $1.9 million decrease in prepaid and other receivables is mainly attributable to the receipt of sales taxes receivable during the six months ended October 31, 2022. The Company had approximately $16.2 million (US$11.9 million) drawn under the Facility, consisting of loan and interest which is due for repayment on May 5, 2023. In addition, the Company had accounts payable of $0.6 million as at October 31, 2022, compared to $0.5 million as at April 30, 2022.

As at October 31, 2022, the Company had working capital (current assets minus current liabilities) of $125.1 million compared to $133.5 million as at April 30, 2022.

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance by way of private placements of Common Shares and special warrants, the initial public offering in December 2019, cash receipts from the repayment of a promissory note in a prior year, the Facility of US$15 million established in 2021, proceeds received from the public offering in May 2021 and shares sold under the ATM Program. The Company's ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans.

Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs and capital expenditures for at least twelve months following the date hereof. The Company’s current financial resources are also available to fund acquisitions of additional interests. The Company’s long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Contractual Obligations

The following table summarizes the Company's contractual obligations as at October 31, 2022, including payments due for each of the next five years and thereafter:

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Government Loan Payable	$40	$—	$40	$—	$—
Margin Loan Payable	$16,213	$16,213	$—	$—	$—
Office Lease	$112	$20	$79	$13	$—
Purchase of physical uranium	$32,500	$19,271	$13,229	$—	$—
Total	$48,865	$35,504	$13,348	$13	$—

Cash Flows

Operating Activities

Net cash used in operating activities during the six months ended October 31, 2022 was $7.7 million compared to $30.1 million for the same period in the previous fiscal year. This was as a result of operating expenditures incurred during the year, which consisted of general and administrative expenses, management and directors' fees and professional fees, plus the purchase of physical uranium. The decrease of net cash used in operating activities is primarily due to the purchase of 500,000 pounds U3O8 during the six months ended October 31, 2021 as compared to 100,000 pounds U3O8 in the same period in 2022.

Investing Activities

Net cash generated from investing activities during the six months ended October 31, 2022 was approximately $1.0 million compared to $12.0 million cash used in the same period in the previous fiscal year. During the six months ended October 31, 2022, the Company cancelled the foreign exchange facility and the related restricted cash of $0.6 million was released by the bank. Further, the Company paid $1.6 million to purchase short-term investments.

Financing Activities

Net cash generated from financing activities during the six months ended October 31, 2022 was $8.9 million. During the six months ended October 31, 2022, the Company received net cash proceeds of $2.2 million from the Facility. In addition, the Company received $7.3 million from ATM Shares sold under the ATM Program. During the same period, the Company made interest payments of $0.6 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended October 31, 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three and six months ended October 31, 2022, comprised of:

	For the three months ended October 31,		For the six months ended October 31,
	2022	2021	2022	2021
(in thousands of dollars)	($)	($)	($)	($)
Management salaries	94	60	175	158
Directors' fees	51	47	97	92
Share-based compensation	144	162	409	386
Total	289	269	681	636

Critical Accounting Estimates and Judgments

The preparation of the condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Information about significant sources of estimation uncertainty are described below.

•
The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.

•
The Company continues to closely monitor the ongoing COVID-19 pandemic. The COVID-19 pandemic and related restrictions and supply chain disruptions may impact the operators of the projects underlying the Company's interests, including by resulting in delays in planned exploration and development activities and production delays or suspensions. Given the nature of the Company's operations, the pandemic has, to date, had relatively little direct impact on the Company's day-to-day operations. However, restrictions and measures instituted by various governments around the world have reduced the ability of the Company's personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company's financial statements for six months ended October 31, 2022.

Financial Instruments and Risk Management

At October 31, 2022, the Company's financial assets include cash, restricted cash and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, government loan payable, margin loan payable and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement. The Company's margin loan payable and lease liability are measured at amortized cost and classified as level 2 within the fair value hierarchy. The fair value of the margin loan payable and lease liability approximate their carrying values as their interest rates are comparable to current market rate risks. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the foreign exchange rate, if applicable, and the quantity of shares held by the Company.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and restricted cash with large, reputable financial institutions. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from October 31, 2022. The Company's working capital (current assets less current liabilities) as at October 31, 2022 was $125.1 million. The Company's accounts payable and accrued liabilities, current portion of the lease liability and margin loan payable are expected to be realized or settled within a one-year period.

Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and margin loan payable, which bear interest at fixed or variable rates. The interest rate risk on the Company's cash balance is minimal. The Company's margin loan payable bears a floating interest rate and an increase (decrease) of 10 basis point in 3-month USD LIBOR would not have a significant impact on the net loss for the six months ended October 31, 2022. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the six months ended October 31, 2022.

Currency risk

Financial instruments that impact the Company's net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and margin loan payable denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at October 31, 2022 would have an impact, net of tax, of approximately $4.1 million on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $0.3 million on net loss. The impact of a Canadian dollar change against the U.S. dollars on the margin loan by 10% would have an impact of approximately $1.4 million on net loss for the six months ended October 31, 2022.

Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at October 31, 2022, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $4.1 million on other comprehensive income.

Outstanding Share Data

As at the date hereof, the Company has 99,579,735 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	95,588
December 6, 2024(2)	2.00	17,457,454
		17,553,042

Notes:

(1)
Unlisted warrants.
(2)
Listed Warrants.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Share Options

The outstanding share options as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
May 13, 2024	3.31	100,000
May 31, 2026	3.49	612,500
May 31, 2026	4.10	50,000
September 15, 2026	5.46	40,000
January 13, 2027	4.93	5,000
May 13, 2027	3.31	335,000
June 20, 2027	3.26	25,000
July 7, 2027	2.88	25,000
September 9, 2027	4.20	2,000
October 24, 2027	3.15	5,000
		1,199,500

Each option entitles the holder thereof to purchase one Common Share.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the six months ended October 31, 2022 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the six months ended October 31, 2022 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three and six months ended October 31, 2022

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Additional Information

Additional information concerning the Company, including the Company’s AIF, is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.